Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
2010 Annual Meeting of Shareholders
Remarks by Anthony J. Alexander
President and CEO, FirstEnergy
May 18, 2010
Thank you, George. Good morning everyone and thank you for joining us today.
Your Company made significant progress in 2009, despite a very difficult economy. We achieved non-GAAP earnings of $3.77 per share, generated record cash from operations of nearly two and a half billion dollars, and your Board maintained the annual dividend rate of $2.20 per share.
We enhanced our financial strength and flexibility by reducing operating expenses and capital costs. We completed initial long-term debt offerings of nearly $2 billion for our competitive and transmission subsidiaries. And, we retired over $1 billion of holding company debt.
We also contributed $500 million to our pension trust to further support and enhance the funding of our pension obligations to employees and retirees.
From an operations standpoint, our utility companies delivered exceptional transmission performance and our fifth consecutive year of improved distribution reliability. In fact, we achieved our best results in nearly a decade as we continued to reduce the number of customers affected by outages and the average length of time customers are without service.
Our generating plants also delivered solid results. Our nuclear fleet’s performance improved. For example, we achieved excellence at our Beaver Valley Nuclear Power Station. And, our fossil fleet delivered strong performance as it was called upon to address the recession’s impact on our generation output.

We are particularly proud of our employees, who accepted the challenges we placed on them while delivering near-top-decile safety performance.
On the regulated side of our business, last year we received PUCO approval for an Electric Security Plan, or ESP. The plan was used to purchase generation through a competitive bidding process and to establish retail rates for generation service through May of 2011.
And, we’re currently working with key parties on an agreement that would extend the ESP through May of 2014. The new agreement provides continued rate stability for customers and supports jobs and economic development in our communities. It also continues support for energy efficiency and low-income customers, as well as timely recovery of investments in our electric delivery system.
In Pennsylvania, our Met-Ed and Penelec utilities have started to purchase generation from competitive markets to serve their customers beginning January 1, 2011. With the completion of this process, all of our utilities will be providing generation services at market-based pricing.
We also continued to strengthen our competitive position. Our strategy integrates our diverse generating assets with a targeted, retail sales effort. This effort is focused on securing contracts with large commercial and industrial customers, and entering long-term agreements with governmental aggregation groups for residential and small commercial customers.
In fact, through our innovative “Powering Our Communities” program, we currently provide competitive retail generation service to approximately one million residential and small commercial customers in Ohio.
These and many other accomplishments underscore our strong focus on the fundamentals of our business, and our commitment to continuous improvement in every part of our operations.
As we continue to execute our business strategy, we also remain focused on actions that will improve our ability to increase shareholder value.
For example, we acquired the rights to develop an energy storage facility in Norton, Ohio. This will allow us, at the appropriate time, to increase our generating capability, and provide a means to address the impact intermittent renewable generation, like wind, could have on our system.
We are completing the Fremont natural gas, combined-cycle plant. And, we secured a 20-year license extension for Beaver Valley, ensuring that plant will remain a source of safe, reliable and clean electricity well into the future.
At our Sammis Plant, we are nearing completion of the $1.8 billion Air Quality Compliance project — one of the largest and most complex environmental retrofits in the nation. New control devices designed to reduce the plant’s sulfur dioxide and nitrogen oxide emissions are currently in operation on all seven units, and we expect to complete testing by the end of the year.
Our Signal Peak coal mine, in Montana, is now operational — producing and delivering coal for our plants. And, we are expanding our sales of this coal into overseas markets.
We also are moving forward with plans to fully consolidate our transmission assets into the PJM regional transmission organization. This move is expected to provide us with enhanced operating efficiencies while ensuring that customers have better access to competitively priced generation.
And, of course, we recently announced plans to merge with Allegheny Energy. This transaction would create a premier energy company, serving six million customers in seven states. The combination increases our generating capacity by 70 percent, our customer base by 35 percent, and improves our debt-to-capital ratio by about five percentage points.
The combined company would have approximately 24,000 megawatts of generating capacity, anchored by efficient nuclear and supercritical coal units. In fact, following the merger, 81 percent of our combined fleet would be non-emitting nuclear, low-emitting natural gas, and scrubbed coal plants. And, with Allegheny’s hydroelectric and pumped-storage resources, the combined company is expected to be better positioned to operate under changing environmental requirements.
In addition, major transmission projects planned or underway at Allegheny could help us expand this part of our business in the coming years.
With a stronger balance sheet, solid electric distribution operations, significant generating capacity, and over 20,000 miles of high-voltage transmission lines connecting the Midwest with the Mid-Atlantic, we believe this merger will provide a stronger platform for future growth.
We expect the merger to close in the first half of 2011, and we’ll continue working with regulators to ensure they have the information needed to understand and approve the merger.
As we continue to position your Company for success, we must, however, remain mindful of the challenges our industry faces as new laws, requirements and limitations are imposed on our business.
Environmental issues continue to be more difficult and costly to address, whether for climate change, mercury emissions or ash disposal, to name a few. Renewable energy requirements for wind and solar will add additional costs and complexity to the system. And, obligations to meet increasingly more expensive energy efficiency requirements will impose significant burdens on customers, and on our Company.
We also remain concerned about the economy and the slow pace of recovery throughout our region. Unemployment in our service area is still averaging above 10 percent. Industrial sales in the first quarter of this year remain about 12 percent below first quarter 2008. And, as a result of the ongoing recession, market prices for electricity have dropped by more than 50 percent from 2008 levels.
Nevertheless, I’m confident we have the team that can address these and other challenges in our business, and continue to position your company for success. And, with the efforts of our dedicated employees, I look forward to successfully completing the merger with Allegheny Energy, remaining focused on operational excellence and customer service, and delivering results that enhance shareholder value.
Thank you for your continued support as we look ahead to an even greater future and begin to write the next chapter in the history of FirstEnergy.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
This presentation includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements include declarations regarding management’s intents, beliefs and current expectations. These statements typically contain, but are not limited to, the terms “anticipate,” “potential,” “expect,” “believe,” “estimate” and similar words. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to, statements about the benefits of the proposed merger involving Allegheny Energy and FirstEnergy, including future financial and operating results, Allegheny Energy’s and FirstEnergy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements relating to the merger that are not historical facts.
Actual results may differ materially due to the speed and nature of increased competition in the electric utility industry and legislative and regulatory changes affecting how generation rates will be determined following the expiration of existing rate plans in Pennsylvania, the impact of the regulatory process on the pending matters in Ohio, Pennsylvania and New Jersey, business and regulatory impacts from American Transmission System, Incorporated’s realignment into PJM Interconnection L.L.C., economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices and availability, replacement power costs being higher than anticipated or inadequately hedged, the continued ability of FirstEnergy’s regulated utilities to collect transition and other charges or to recover increased transmission costs, operating and maintenance costs being higher than anticipated, other legislative and regulatory changes, revised environmental requirements, including possible greenhouse gas emission regulations, the potential impacts of the U.S. Court of Appeals’ July 11, 2008 decision requiring revisions to the Clean Air Interstate Rules and the scope of any laws, rules or regulations that may ultimately take their place, the uncertainty of the timing and amounts of the capital expenditures needed to, among other things, implement FirstEnergy’s Air Quality Compliance Plan (including that such amounts could be higher than anticipated or that certain generating units may need to be shut down) or levels of emission reductions related to the Consent Decree resolving the New Source Review litigation or other similar potential regulatory initiatives or actions, adverse regulatory or legal decisions and outcomes (including, but not limited to, the revocation of necessary licenses or operating permits and oversight) by the Nuclear Regulatory Commission, factors that may further delay, or increase the costs associated with (including replacement power costs), the restart of the Davis-Besse Nuclear Power Station from its current refueling outage, including that the modifications to control rod drive mechanism nozzles take longer than expected or are not effective, other conditions requiring remediation are discovered during the extended outage, or the NRC takes adverse action in connection with any of the foregoing; Met-Ed’s and Penelec’s transmission service charge filings with the PaPUC, the continuing availability of generating units and their ability to operate at or near full capacity, the ability to comply with applicable state and federal reliability standards, the ability to accomplish or realize anticipated benefits from strategic goals (including employee workforce initiatives), the ability to improve electric commodity margins and to experience growth in the distribution business, the changing market conditions that could affect the value of assets held in FirstEnergy’s nuclear decommissioning trusts, pension trusts and other trust funds, and cause it to make additional contributions sooner, or in an amount that is larger than currently anticipated, the ability to access the public securities and other capital and credit markets in accordance with FirstEnergy’s financing plan and the cost of such capital, changes in general economic conditions affecting the company, the state of the capital and credit markets affecting the company, interest rates and any actions taken by credit rating agencies that could negatively affect FirstEnergy’s access to financing or its costs or increase its requirements to post additional collateral to support outstanding commodity positions, letters of credit and other financial guarantees, the continuing decline of the national and regional economy and its impact on the company’s major industrial and commercial customers, issues concerning the soundness of financial institutions and counterparties with which FirstEnergy does business, and the risks and other factors discussed from time to time in its SEC filings, and other similar factors.
With respect to the proposed merger, actual results may differ materially due to the risks and uncertainties relating to the ability to obtain the requisite Allegheny Energy and FirstEnergy stockholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.
The foregoing review of factors should not be construed as exhaustive. New factors emerge from time to time, and it is not possible for management to predict all such factors, nor assess the impact of any such factor on FirstEnergy’s business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. FirstEnergy expressly disclaims any current intention to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a preliminary joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a preliminary prospectus of FirstEnergy. FirstEnergy and Allegheny Energy will mail the definitive joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny Energy urge investors and shareholders to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny Energy’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”
PARTICIPANTS IN THE MERGER SOLICITATION
FirstEnergy, Allegheny and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny Energy shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. You can find information about FirstEnergy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010 and Annual Report on Form 10-K filed with the SEC on February 19, 2010. You can find information about Allegheny Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2010 and Annual Report on Form 10-K filed with the SEC on March 1, 2010. Additional information about FirstEnergy’s executive officers and directors and Allegheny Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from FirstEnergy and Allegheny Energy using the website information above.